Exhibit 16.1

November 16, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington DC 20549

Gentlemen:

We have read Item 4.01 of Form 8-K dated November 15, 2005, of Bank of the Ozarks, Inc. and are in agreement with the statements contained in the first sentence of the first paragraph and the second and third paragraphs on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP